

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

James Mackey
Chief Financial Officer
KeyStar Corp.
1645 Pine Tree Ln, Suite 2
Sarasota, FL 34236

> **Re: KeyStar Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2023**
> **File No. 000-56290**

Dear James Mackey:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services